 ALAMOS GOLD INC.

THIRD QUARTER 2021 REPORT
September 30, 2021
(Prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and stated in millions of United States dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements
▪Condensed Interim Consolidated Statements of Financial Position
▪Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
▪Condensed Interim Consolidated Statements of Changes in Equity
▪Condensed Interim Consolidated Statements of Cash Flows
▪Notes to Condensed Interim Consolidated Financial Statements

Q3 2021 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	September 30, 2021	December 31, 2020
A S S E T S
Current Assets
Cash and cash equivalents	$211.4	$220.5
Equity securities	22.9	43.7
Amounts receivable (note 3)	36.2	34.7
Income taxes receivable	0.2	—
Inventory (note 4)	185.7	148.5
Other current assets (note 5)	29.2	26.0
Total Current Assets	485.6	473.4

Non-Current Assets
Long-term inventory (note 4)	12.6	17.9
Mineral property, plant and equipment (note 6)	3,007.6	3,101.3
Other non-current assets	43.6	43.9
Total Assets	$3,549.4	$3,636.5

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 7)	$144.8	$131.4
Income taxes payable	—	15.5
Total Current Liabilities	144.8	146.9

Non-Current Liabilities
Deferred income taxes	603.8	559.9
Decommissioning liabilities	75.7	75.2
Other non-current liabilities	3.0	3.0
Total Liabilities	827.3	785.0

E Q U I T Y
Share capital (note 8)	$3,699.1	$3,702.9
Contributed surplus	91.0	88.5
Accumulated other comprehensive income	2.1	18.2
Deficit	(1,070.1)	(958.1)
Total Equity	2,722.1	2,851.5
Total Liabilities and Equity	$3,549.4	$3,636.5
Commitments (note 14)
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2	Alamos Gold Inc.

Q3 2021 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
OPERATING REVENUES	$198.0	$218.4	$620.5	$521.5

COST OF SALES
Mining and processing	84.5	76.2	259.3	226.6
Royalties (note 14)	2.6	2.8	8.7	6.9
COVID-19 costs	—	—	—	6.5
Amortization	42.4	43.6	127.7	106.2
	129.5	122.6	395.7	346.2
EXPENSES
Exploration	3.7	1.5	10.4	4.6
Corporate and administrative	5.4	5.0	17.8	15.3
Share-based compensation	2.1	1.3	7.2	9.1
Impairment charge (note 9)	—	—	224.3	—
	140.7	130.4	655.4	375.2
EARNINGS (LOSS) FROM OPERATIONS	57.3	88.0	(34.9)	146.3

OTHER EXPENSES
Finance expense	(1.3)	(1.0)	(3.3)	(3.0)
Foreign exchange (loss) gain	(0.1)	0.8	0.2	(4.1)
Other gain (loss) (note 10)	0.4	(1.9)	(3.3)	(6.8)
EARNINGS (LOSS) BEFORE INCOME TAXES	$56.3	$85.9	($41.3)	$132.4

INCOME TAXES
Current income tax expense	(2.2)	(11.6)	(10.8)	(20.4)
Deferred income tax expense	(29.0)	(6.4)	(44.1)	(44.7)
NET EARNINGS (LOSS)	$25.1	$67.9	($96.2)	$67.3

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	(2.1)	2.5	(3.8)	(2.6)
Net change in fair value of fuel hedging instruments, net of taxes	0.2	0.2	0.3	(0.3)
Items that will not be reclassified to net earnings:
Unrealized (loss) gain on equity securities, net of taxes	(0.1)	7.2	(0.6)	13.3
Total other comprehensive (loss) income	($2.0)	$9.9	($4.1)	$10.4
COMPREHENSIVE INCOME (LOSS)	$23.1	$77.8	($100.3)	$77.7

EARNINGS (LOSS) PER SHARE (note 8(d))
– basic	$0.06	$0.17	($0.24)	$0.17
– diluted	$0.06	$0.17	($0.24)	$0.17
Weighted average number of common shares outstanding (000's)
– basic	392,742	391,553	392,755	391,325
– diluted	395,850	395,641	392,755	394,948
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3	Alamos Gold Inc.

Q3 2021 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - stated in millions of United States dollars)

	For nine months ended
	September 30,	September 30,
	2021	2020
SHARE CAPITAL (note 8)
Balance, beginning of the year	$3,702.9	$3,693.3
Repurchase and cancellation of common shares	(7.6)	(10.7)
Issuance of shares related to share-based compensation	0.2	7.4
Issuance of shares related to dividend reinvestment and share purchase plan	3.5	9.5
Transfer from contributed surplus of share-based compensation redeemed	0.1	2.7
Balance, end of period	$3,699.1	$3,702.2

CONTRIBUTED SURPLUS
Balance, beginning of the year	$88.5	$90.7
Share-based compensation	4.9	3.2
Transfer to share capital of share-based compensation redeemed	(0.1)	(2.7)
Distribution of share-based compensation	(2.3)	(0.9)
Balance, end of period	$91.0	$90.3

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of the year on currency hedging instruments	$5.7	$4.6
Net change in fair value of currency hedging instruments, net of taxes	(3.8)	(2.6)
	$1.9	$2.0

Balance, beginning of the year on fuel hedging instruments	0.1	—
Net change in fair value of fuel hedging instruments, net of taxes	0.3	(0.3)
	$0.4	($0.3)

Balance, beginning of the year on equity securities	$12.4	($4.8)
Realized gain on sale of equity securities, reclassified to deficit, net of tax	(12.0)	(0.6)
Unrealized (loss) gain on equity securities, net of taxes	(0.6)	13.9
	($0.2)	$8.5
Balance, end of period	$2.1	$10.2

DEFICIT
Balance, beginning of the year	($958.1)	($1,088.5)
Dividends (note 8(e))	(29.4)	(17.7)
Repurchase and cancellation of common shares (note 8)	1.6	5.2
Reclassification of realized gain on sale of equity securities, net of tax	12.0	0.6
Net (loss) earnings	(96.2)	67.3
Balance, end of period	($1,070.1)	($1,033.1)

TOTAL EQUITY	$2,722.1	$2,769.6
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Q3 2021 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$25.1	$67.9	($96.2)	$67.3
Adjustments for items not involving cash:
Amortization	42.4	43.6	127.7	107.3
Impairment charge (note 9)	—	—	224.3	—
Foreign exchange loss (gain)	0.1	(0.8)	(0.2)	4.1
Current income tax expense	2.2	11.6	10.8	20.4
Deferred income tax expense	29.0	6.4	44.1	44.7
Share-based compensation	2.1	1.3	7.2	9.1
Finance expense	1.3	1.0	3.3	3.0
Other items (note 11)	0.1	(1.0)	(1.9)	0.5
Changes in working capital and taxes paid (note 11)	(19.9)	0.8	(50.7)	(19.4)
	82.4	130.8	268.4	237.0
INVESTING ACTIVITIES
Mineral property, plant and equipment	(89.2)	(54.8)	(245.3)	(172.7)
Capital advances	(1.3)	—	(21.5)	—
Repurchase of Island Gold royalty	—	—	—	(54.8)
Proceeds from disposition of equity securities	—	—	25.8	—
Investment in equity securities	(0.5)	—	(4.8)	(2.3)
Other	—	1.1	—	1.1
	(91.0)	(53.7)	(245.8)	(228.7)
FINANCING ACTIVITIES
Proceeds from draw down of credit facility	—	—	—	100.0
Repayment of equipment financing obligations	—	(0.1)	(0.1)	(0.4)
Interest paid	—	—	—	(0.8)
Repurchase and cancellation of common shares (note 8)	(4.5)	—	(6.0)	(5.5)
Proceeds from the exercise of options	—	1.1	0.2	7.4
Dividends paid	(8.7)	(5.4)	(25.9)	(16.5)
	(13.2)	(4.4)	(31.8)	84.2
Effect of exchange rates on cash and cash equivalents	(0.7)	0.1	0.1	(1.2)
Net (decrease) increase in cash and cash equivalents	(22.5)	72.8	(9.1)	91.3
Cash and cash equivalents - beginning of period	233.9	201.3	220.5	182.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$211.4	$274.1	$211.4	$274.1
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	Alamos Gold Inc.

Q3 2021 FINANCIAL REPORT
ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
September 30, 2021 and 2020
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Young-Davidson and Island Gold mines in Canada, as well as the Mulatos mine in Mexico. In addition, the Company owns the Lynn Lake gold project in Manitoba, the Esperanza gold project in Mexico and the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Turkey, as well as an option to acquire a 100% interest in the Quartz Mountain gold project in Oregon, USA.
Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).
The Company’s registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2020, except as noted below.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020, prepared in accordance with IFRS as issued by the IASB.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2021:
On August 27, 2020, the IASB finalized its response to the ongoing reform of inter-bank offered rates and other interest rate benchmarks by issuing a package of amendments to IFRS Standards (Phase 2). The standards impacted include: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments complement those issued in 2019 as part of Phase 1 amendments and mainly relate to:
•changes to contractual cash flows—a company will not have to derecognize the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;
•hedge accounting—a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and
•disclosures—a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

The amendments were adopted on January 1, 2021, and did not have any impact on the financial statements.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on October 26, 2021.

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Q3 2021 FINANCIAL REPORT

3.	AMOUNTS RECEIVABLE

	September 30, 2021	December 31, 2020
Sales tax receivables
Canada	$7.4	$5.4
Mexico	21.4	17.7
Other	2.7	4.0
Other receivables	4.7	7.6
	$36.2	$34.7

4.	INVENTORY

	September 30, 2021	December 31, 2020
In-process precious metals	$100.6	$72.7
Ore in stockpiles	24.2	30.8
Parts and supplies	58.8	53.0
Dore, and refined precious metals	14.7	9.9
	198.3	166.4
Less: Long-term inventory	(12.6)	(17.9)
	$185.7	$148.5
Long term inventory consists of long-term stockpiles which are expected to be recovered after one year.
The amount of inventories recognized in mining and processing costs for the three and nine months ended September 30, 2021 were $86.9 million and $266.6 million (three and nine months ended September 30, 2020 - $74.6 million and $229.0 million). The amount of inventories recognized in amortization costs for the three and nine months ended September 30, 2021 were $42.4 million and $127.7 million (three and nine months ended September 30, 2020 - $43.6 million and $107.3 million).

5.	OTHER CURRENT ASSETS

	September 30, 2021	December 31, 2020
Prepaid assets	$15.1	$17.1
Advances on capital projects (i)	13.2	4.5
Derivative assets (note 13)	0.9	4.4
	$29.2	$26.0

(i) Advances on capital projects
Include advance payments made to contractors and suppliers with respect to the Company's development projects. The related work to be performed is expected to be completed within one year.

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Q3 2021 FINANCIAL REPORT

6.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2019	$1,320.3	$2,450.8	$104.9	$262.0	$4,138.0
Additions	94.1	101.5	33.2	14.2	243.0
Acquisition of Trillium Mining Corp.	—	—	—	19.3	19.3
Repurchase of Island Gold royalty	—	54.8	—	—	54.8
Revisions to decommissioning liabilities	—	17.1	—	—	17.1
Disposals	(5.6)	—	—	—	(5.6)
Transfers	121.2	—	(121.2)	—	—
At December 31, 2020	$1,530.0	$2,624.2	$16.9	$295.5	$4,466.6
Additions	54.4	106.6	80.1	16.8	257.9
Disposals	(1.6)	—	—	—	(1.6)
At September 30, 2021	$1,582.8	$2,730.8	$97.0	$312.3	$4,722.9

Accumulated amortization and impairment charges
At December 31, 2019	$569.4	$626.4	$—	$8.8	$1,204.6
Amortization	75.5	88.8	—	—	164.3
Amortization (right-of-use assets)	1.0	—	—	—	1.0
Disposals	(4.6)	—	—	—	(4.6)
At December 31, 2020	$641.3	$715.2	$—	$8.8	$1,365.3
Amortization	58.9	73.3	—	—	132.2
Disposals	(1.0)	—	—	—	(1.0)
Impairment charge (note 9)	0.3	142.4	—	76.1	218.8
Transfers	—	—	—	—	—
At September 30, 2021	$699.5	$930.9	$—	$84.9	$1,715.3

Net carrying value
At December 31, 2020	$888.7	$1,909.0	$16.9	$286.7	$3,101.3
At September 30, 2021	$883.3	$1,799.9	$97.0	$227.4	$3,007.6

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Q3 2021 FINANCIAL REPORT
The net carrying values by segment (refer to note 12 for determination of a segment) are as follows

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$687.9	$826.6	—	—	$1,514.5
Island Gold	94.0	860.2	17.9	—	972.1
Mulatos	95.9	113.1	79.1	—	288.1
Corporate and other	5.5	—	—	227.4	232.9
At September 30, 2021	$883.3	$1,799.9	$97.0	$227.4	$3,007.6

Young-Davidson	$684.7	$822.8	—	—	$1,507.5
Island Gold	88.4	818.7	4.9	—	912.0
Mulatos	107.8	126.7	12.0	—	246.5
Kirazlı	0.3	140.8	—	—	141.1
Corporate and other	7.5	—	—	286.7	294.2
At December 31, 2020	$888.7	$1,909.0	$16.9	$286.7	$3,101.3
Other
The carrying value of construction in progress at September 30, 2021 was $205.5 million (December 31, 2020 - $98.7 million).

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2021	December 31, 2020
Trade accounts payable and accrued liabilities	$129.8	$117.7
Royalties payable	2.6	3.3
Share-based compensation liability	12.0	9.9
Current portion of leases	0.4	0.5
	$144.8	$131.4

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8.	SHARE CAPITAL
a)    Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares (Common Shares) without par value.

	Number of Shares	Amount
Outstanding at December 31, 2019	391,070,817	$3,693.3
Shares issued through:
Share-based compensation plans	1,653,361	10.3
Shares repurchased and cancelled	(1,133,561)	(10.7)
Dividend reinvestment and share purchase plan	1,186,205	10.0
Outstanding at December 31, 2020	392,776,822	$3,702.9
Shares issued through:
Share-based compensation plans	40,000	0.3
Shares repurchased and cancelled (i)	(800,262)	(7.6)
Dividend reinvestment plan (ii)	486,144	3.5
Outstanding at September 30, 2021	392,502,704	$3,699.1

(i) Normal Course Issuer Bid
In December 2020, the Company renewed its Normal Course Issuer Bid ("NCIB") permitting the purchase for cancellation up to 35,145,504 Common Shares, representing 10% of the Company’s public float. The Company may purchase Common Shares under the NCIB up to December 23, 2021.

During the nine months ended September 30, 2021, the Company repurchased and canceled 800,262 Common Shares at a cost of $6.0 million or $7.46 per share. The Company recognized a $7.6 million reduction in share capital, and a gain of $1.6 million recognized within deficit.
(ii) Dividend Reinvestment Plan
In 2020, the Company implemented a dividend reinvestment and share purchase plan ("DRIP"). This provides shareholders the option of increasing their investment in the Company by electing to receive common shares in place of cash dividends. The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market.

For the nine months ended September 30, 2021, the Company issued 486,144 shares pursuant to the DRIP, valued at $3.5 million.

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b)    Stock options

The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2019	4,465,262	$6.59
Granted	876,425	7.66
Exercised	(1,653,361)	6.15
Expired	(211,747)	11.02
Outstanding at December 31, 2020	3,476,579	$6.80
Granted	1,165,147	9.38
Exercised	(40,000)	5.16
Outstanding at September 30, 2021	4,601,726	$7.47
During the nine months ended September 30, 2021, the weighted average share price at the date of exercise for stock options exercised was CAD $10.94 (for the year ended December 31, 2020, the average share price when options were exercised was CAD $10.90 per share).
Stock options granted
During the nine months ended September 30, 2021, the Company granted 1,165,147 stock options (nine months ended September 30, 2020 - 876,425). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the nine months ended:	September 30, 2021	September 30, 2020
Weighted average share price at grant date (CAD$)	9.38	7.66
Average risk-free rate	0.78%	1.35%
Average expected dividend yield	1.30%	1.02%
Average expected stock price volatility (based on historical volatility)	57%	52%
Average expected life of option (months)	54	63
Weighted average per share fair value of stock options granted (CAD$)	3.82	3.27
Stock options outstanding and exercisable as at September 30, 2021:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$3.00 - $6.00	540,000	3.75	1.30	540,000	3.75
$6.01 - $7.00	1,576,265	6.57	3.97	1,277,659	6.57
$7.01 - $8.00	809,184	7.62	5.27	271,692	7.62
$8.01 - $9.00	28,571	8.63	5.41	9,524	8.63
$9.01 - $10.27	1,647,706	9.45	5.26	482,559	9.62
	4,601,726	$7.47	4.36	2,581,434	$6.67

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Q3 2021 FINANCIAL REPORT
c)    Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentives ("LTI"):

	Restricted share units ("RSU")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2019	1,666,825	688,427	1,082,153
Granted	851,453	176,418	475,623
Forfeited	(201,954)	—	(75,892)
Settled	(347,733)	—	(247,866)
Outstanding units, December 31, 2020	1,968,591	864,845	1,234,018
Granted	712,960	156,425	484,182
Forfeited/expired	(50,158)	—	(59,162)
Settled	—	—	(335,235)
Outstanding units, September 30, 2021	2,631,393	1,021,270	1,323,803
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of DSUs are in cash, PSUs are equity or cash settled at the Company's discretion, and certain RSUs are cash settled with the remaining settled in cash or equity at the Company's discretion, depending on the year of grant.
d) Earnings per share
Basic earnings or loss per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Net earnings (loss)	$25.1	$67.9	($96.2)	$67.3
Weighted average number of common shares outstanding (in thousands)	392,742	391,553	392,755	391,325
Basic earnings per share	$0.06	$0.17	($0.24)	$0.17

Dilutive effect of potential common share equivalents (in thousands)	3,108	4,088	—	3,623

Diluted weighted average number of common shares outstanding (in thousands)	395,850	395,641	392,755	394,948
Diluted earnings per share	$0.06	$0.17	($0.24)	$0.17

The following table lists the equity instruments excluded from the computation of diluted earnings per share. The instruments were excluded as they have an anti-dilutive effect on diluted earnings per share. The exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $9.69 and CAD $10.10 for the three and nine months ended September 30, 2021 (CAD $13.44 and CAD $10.65 for the three and nine months ended September 30, 2020).

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
(thousands)	2021	2020	2021	2020
Stock options	45	—	4,601	—

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Q3 2021 FINANCIAL REPORT
(e) Dividends
During the nine months ended September 30, 2021, the Company declared dividends totaling $29.4 million, of which $25.9 million were paid in cash. The remaining $3.5 million were issued in the form of common shares pursuant to the Company's DRIP.

9.	IMPAIRMENT CHARGE

On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Turkey for expropriation and unfair and inequitable treatment, among other things, with respect to the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Turkey (the "Turkish Projects"). The claim was filed under the Netherlands-Turkey Bilateral Investment Treaty (the “Treaty”). In its effort to secure the renewal of its mining licenses, the Company has attempted to work cooperatively with the Turkish government, has raised with the Turkish government its obligations under the Treaty, has sought to resolve the dispute by good faith negotiations, and has made considerable effort to build support among stakeholders and host communities. The Turkish government has failed to provide the Company with a reason for the non-renewal of its licenses. Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had its claim against the Republic of Turkey registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Turkey and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Turkey.
In accordance with the Company’s accounting policy, assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The continued failure by the Republic of Turkey to renew the mining licenses since their expiry, and the continued failure of discussions with the Republic of Turkey to date to resolve the situation, has resulted in the decision to proceed with a bilateral investment treaty claim. The Company has concluded that an impairment trigger for accounting purposes existed in the second quarter.

The recoverable amount relating to mineral properties has been determined as nil, based on both the Fair Value Less Cost of Disposal (“FVLCD”) and Value in Use (“VIU”) methods. The FVLCD is considered to be nil on the basis that no other market participant would likely be able to progress the Turkish Projects in the face of the Treaty claim and the current state of the Company’s mining licenses. A market approach was used in estimating the FVLCD as an income approach would not be considered to provide a reliable estimate of fair value. The VIU of the Turkish Projects is also considered to be nil due to the current probability of resolving the dispute with the Republic of Turkey, and therefore the likelihood of the Turkish Projects being developed, being now considered to be remote, and therefore no future positive cash flows can be expected to be generated. The fair value of these non-financial assets are based on unobservable inputs (level 3 of fair value hierarchy).

As a result, the Company incurred an after-tax impairment charge of $213.8 million in the second quarter of 2021. The non-cash impairment charge reflects the Company’s entire net carrying value of the Turkish mineral property, plant and equipment and certain other current assets.

In the event that the prospects for the development of the Turkish Projects are enhanced in the future, an assessment of the recoverable amount of the project will be performed at that time, which may lead to a reversal of part or all of the impairment that has been recognized in the current period.

13	Alamos Gold Inc.

Q3 2021 FINANCIAL REPORT

The Components of the impairment charge is as follows:	September 30,
2021
Current assets	$5.5
Plant and equipment	0.3
Mineral property - depletable	142.4
Exploration and evaluation	76.1
Pre-tax impairment charge	224.3
Deferred tax liability	(10.5)
After-tax impairment charge	$213.8

10.	OTHER GAIN (LOSS)

Other gains (losses) recorded in net earnings:	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Unrealized gain (loss) on non-hedged derivatives	$0.4	($0.1)	$0.5	($2.6)
Reduction of obligation to renounce flow-through exploration expenditures	—	0.2	—	0.5
Loss on disposal of assets	—	—	(0.6)	—
Severance costs related to Turkish Projects	—	—	(0.9)	—
Turkish Projects holding costs and arbitration costs	(0.2)	—	(1.0)	—
Other	0.2	(2.0)	(1.3)	(4.7)
	$0.4	($1.9)	($3.3)	($6.8)

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital and income taxes received or paid:	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Amounts receivable	($4.1)	$2.2	($1.7)	$6.0
Inventory	(12.9)	(3.7)	(32.4)	(5.7)
Advances and prepaid expenses	(1.3)	(5.8)	1.4	(2.8)
Accounts payable and accrued liabilities	0.9	8.1	8.9	(14.6)
Income taxes paid	(2.5)	—	(26.9)	(2.3)
	($19.9)	$0.8	($50.7)	($19.4)

14	Alamos Gold Inc.

Q3 2021 FINANCIAL REPORT

Other items:	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Unrealized (gain) loss on non-hedged derivatives	($0.4)	$0.1	($0.5)	$2.6
Reclamation activities	—	(0.6)	(0.8)	(2.8)
Credit facility standby fees	(0.5)	(0.4)	(1.5)	(1.3)
Distribution of share-based compensation	—	—	(2.3)	(0.9)
Reduction of obligation to renounce flow-through exploration expenditures	—	(0.2)	—	(0.5)
Interest received	0.2	0.3	1.1	1.2
Loss on disposal of assets	—	—	0.6	—
Other non-cash items	0.8	(0.2)	1.5	2.2
	$0.1	($1.0)	($1.9)	$0.5

12.	SEGMENTED INFORMATION
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines and significant development projects. The Company operates in two principal geographical areas - Canada, and Mexico. The Young-Davidson and Island Gold mines operate in Canada, and the Mulatos mine operate in Sonora, Mexico. The results from operations for these reportable operating segments are summarized in the following tables:

For three months ended September 30, 2021
	Young-Davidson	Island Gold	Mulatos	Corporate/other[1]	Total
Operating revenues	$87.1	$50.8	$60.1	—	$198.0
Cost of sales
Mining and processing	38.2	15.5	30.8	—	84.5
Royalties	1.2	1.1	0.3	—	2.6
Amortization	19.1	7.9	15.4	—	42.4
	58.5	24.5	46.5	—	129.5
Expenses
Exploration	—	0.8	2.4	0.5	3.7
Corporate and administrative	—	—	—	5.4	5.4
Share-based compensation	—	—	—	2.1	2.1
Earnings (loss) from operations	$28.6	$25.5	$11.2	($8.0)	$57.3
Finance expense					(1.3)
Foreign exchange loss					(0.1)
Other gain					0.4
Earnings before income taxes					$56.3

15	Alamos Gold Inc.

Q3 2021 FINANCIAL REPORT

For the nine months ended September 30, 2021
	Young-Davidson	Island Gold	Mulatos	Corporate/other[1]	Total
Operating revenues	$255.3	$183.4	$181.8	—	$620.5
Cost of sales
Mining and processing	119.9	48.3	91.1	—	259.3
Royalties	4.0	3.8	0.9	—	8.7
Amortization	57.9	27.1	42.7	—	127.7
	181.8	79.2	134.7	—	395.7
Expenses
Exploration	—	3.2	5.7	1.5	10.4
Corporate and administrative	—	—	—	17.8	17.8
Share-based compensation	—	—	—	7.2	7.2
Impairment charge (note 9)		—	—	224.3	224.3
Earnings (loss) from operations	$73.5	$101.0	$41.4	($250.8)	($34.9)
Finance expense					(3.3)
Foreign exchange gain					0.2
Other loss					(3.3)
Loss before income taxes					($41.3)
1. Corporate and other consists of Kirazlı, corporate balances and exploration, development projects and mines in reclamation.

For three months ended September 30, 2020
	Young-Davidson	Island Gold	Mulatos	Corporate/other[1]	Total
Operating revenues	$66.7	$74.1	$77.6	—	$218.4
Cost of sales
Mining and processing	31.8	14.1	30.3	—	76.2
Royalties	1.0	1.4	0.4	—	2.8
COVID-19 costs	—	—	—		—
Amortization	17.7	12.6	13.3	—	43.6
	50.5	28.1	44.0	—	122.6
Expenses
Exploration	—	0.1	0.9	0.5	1.5
Corporate and administrative	—	—	—	5.0	5.0
Share-based compensation	—	—	—	1.3	1.3
Earnings (loss) from operations	$16.2	$45.9	$32.7	($6.8)	$88.0
Finance expense					(1.0)
Foreign exchange gain					0.8
Other loss					(1.9)
Earnings before income taxes					$85.9

16	Alamos Gold Inc.

Q3 2021 FINANCIAL REPORT

For the nine months ended September 30, 2020
	Young-Davidson	Island Gold	Mulatos	Corporate/other[1]	Total
Operating revenues	$150.1	$167.4	$204.0	—	$521.5
Cost of sales
Mining and processing	97.0	39.1	90.5	—	226.6
Royalties	2.5	3.4	1.0	—	6.9
COVID-19 costs	—	4.5	2.0	—	6.5
Amortization	41.0	31.2	34.0	—	106.2
	140.5	78.2	127.5	—	346.2
Expenses
Exploration	—	0.5	2.6	1.5	4.6
Corporate and administrative	—	—	—	15.3	15.3
Share-based compensation	—	—	—	9.1	9.1
Earnings (loss) from operations	$9.6	$88.7	$73.9	($25.9)	$146.3
Finance expense					(3.0)
Foreign exchange gain					(4.1)
Other gain					(6.8)
Earnings before income taxes					$132.4

(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total Liabilities
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Young-Davidson	$1,695.1	$1,652.8	$305.9	$275.8
Island Gold	1,074.1	995.0	336.1	301.1
Mulatos	494.3	420.9	139.5	120.1
Corporate/other [1]	285.9	567.8	45.8	88.0
Total assets and liabilities	$3,549.4	$3,636.5	$827.3	$785.0
1.Corporate and other consists of Kirazlı, corporate balances, exploration and development projects and mines in reclamation.

13.	FINANCIAL INSTRUMENTS
Fair values of financial instruments
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at September 30, 2021. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable (supported by little or no market activity).

17	Alamos Gold Inc.

Q3 2021 FINANCIAL REPORT

	September 30, 2021		December 31, 2020
	Level 1	Level 2	Level 1	Level 2
Financial assets (liabilities)
Fair value through profit or loss
Gold options	—	0.6	—	—
Fair value through OCI
Equity securities	22.9	—	43.7	—
Currency hedging derivative instruments	—	(0.1)	—	4.3
Fuel options	—	0.4	—	0.1
	$22.9	$0.9	$43.7	$4.4
The methods of measuring financial assets and liabilities have not changed during the nine months ended September 30, 2021. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).
The fair value of option and forward contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
Revolving Credit Facility

The Company has access to an undrawn credit facility (the "Facility") of $500.0 million. The Facility bears interest at a rate of Libor plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts. On October 1, 2021 the Company extended the Facility to October 1, 2025. The Company incurred costs of $1.1 million to extend the Facility, which will be amortized into net earnings over the term of the Facility.

The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at September 30, 2021, the Company is in compliance with the covenants.

Derivative Instruments

The fair value of derivative instruments is as follows:	September 30,	December 31,
	2021	2020
Derivatives designated as hedging instruments
Currency hedging derivative instruments	($0.1)	$4.3
Fuel options	0.4	0.1
	$0.3	$4.4
Derivatives not designated as hedging instruments
Gold options	$0.6	$—

Currency derivative instruments
The Company enters into option and forward contracts to hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.

18	Alamos Gold Inc.

Q3 2021 FINANCIAL REPORT
The effective portion of the changes in fair value of the hedging instrument for the three and nine months ended September 30, 2020 recorded in accumulated other comprehensive income is:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020

Balance, beginning of the period	$4.0	($0.5)	$5.7	$4.6
Unrealized gain (loss) on currency instruments	(1.7)	2.6	(0.8)	(5.6)
Less: realized (gain) loss on CAD currency instruments	(0.4)	—	(1.7)	1.4
Less: realized (gain) loss on MXN currency instruments	(0.6)	—	(1.9)	0.6
Deferred income tax related to hedging instruments	0.6	(0.1)	0.6	1.0
	$1.9	$2.0	$1.9	$2.0
For the three and nine months ended September 30, 2020, the Company did not recognize any ineffectiveness on the hedging instruments.
The outstanding contracts as at September 30, 2021, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
Q4 2021	Collars	111.0	1.23	1.28
H1 2022	Collars	96.0	1.24	1.29
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
Q4 2021	Collars	540.0	20.62	23.75
H1 2022	Collars	105.0	20.50	23.15
The fair value of these contracts was a liability of $0.1 million as at September 30, 2021 (December 31, 2020 - asset of $4.3 million).
Gold option contracts

As at September 30, 2021, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.

The following gold collar and forward contracts are outstanding as of September 30, 2021:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
Q4 2021	Collars	23,250	$1,718	$1,954
Q1 2022	Collars	10,500	$1,739	$1,997
The fair value of these contracts was an asset of $0.6 million at September 30, 2021 (December 31, 2020 - $nil).
For the three and nine months ended September 30, 2021, the Company realized a gain of nil and $0.5 million related to the settlement of option contracts which is recorded in operating revenues (for the three and nine months ended September 30, 2020 recorded realized losses of $3.2 million and $5.9 million). The Company recorded an unrealized gain of $0.4 million and $0.5 million for the three and nine months ended September 30, 2021 (for the three and nine months ended September 30, 2020 recorded an unrealized loss of $3.3 million and $8.5 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.

19	Alamos Gold Inc.

Q3 2021 FINANCIAL REPORT
Fuel contracts
The Company enters into option contracts to hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.
As at September 30, 2021, the Company has hedged 378,000 gallons of diesel at a range of $1.25 to $1.65 per gallon for the remainder of 2021 and 252,000 gallons of diesel at a range of $1.75 to $1.95 per gallon for 2022.
The fair value of these contracts was an asset of $0.4 million at September 30, 2021 (December 31, 2020 - $0.1 million).

For the three and nine months ended September 30, 2021, the Company recorded an unrealized gain of $0.2 million and $0.3 million in accumulated other comprehensive income related to the fuel hedges (three and nine months ended September 30, 2020, the Company recorded an unrealized gain of $0.3 million and an unrealized loss of $0.3 million).

14.	COMMITMENTS
Capital commitments
    As of September 30, 2021, the Company has $75.5 million in committed capital purchases (December 31, 2020 - $36.1 million).
Royalties
At the Mulatos Mine, the Company pays a royalty obligation to the Mexican government, a 0.5% Extraordinary Mining Duty, which totaled $0.3 million and $0.9 million for the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 - $0.4 million and $1.0 million).
The Company pays a 1.5% net smelter royalty on production from the Young-Davidson mine. For the three and nine months ended September 30, 2021, the Company recorded a royalty expense of $1.1 million and $3.6 million (three and nine months ended September 30, 2020 - $0.9 million and $2.2 million). In addition, other royalties related to production totaled $0.1 million and $0.4 million for the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 - $0.1 million and $0.3 million).
At the Island Gold mine, the Company pays an approximate 2.2% net smelter royalty on production from a range of claims on the property. For the three and nine months ended September 30, 2021, the Company recorded a royalty expense of $1.1 million and $3.8 million (three and nine months ended September 30, 2020 - $1.4 million and $3.4 million).

20	Alamos Gold Inc.